June 30, 2006

Mr. Hugh Fuller

Division of Corporate Finance

U.S. Securities & Exchange Commission

Mail Stop 0511

Washington, D.C. 20549

RE:	Grant Enterprises, Inc.

Amendment No. 2 to Form SB-2

Filed February 13, 2006

Registration No. 333-127259

Dear Mr. Fuller:

We represent Grant Enterprises, Inc. ("Grant" or the "Company"). We are in receipt of your letter dated March 13, 2006 regarding the above referenced filing and the following are the Company's responses thereto:

Undertakings

1.	Item 512 of Regulation S-B has been amended. Please provide the undertaking set forth in Item 512(g)(1) or 512(g)(2), as applicable.

ANSWER:	The “Undertakings” have been amended in accord with Item 512(g)(2) of Regulation S-B.

Management Discussion and Analysis

Results from Operations

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

2.

We note the revisions to your results of operations disclosure in response to prior comments 4 through 9. However, your revised disclosure contains several balances that do not agree to the balances reported in your audited financial statements for the years ended December 31, 2004 and 2003 and your unaudited financial statements for the nine-months ended September 30, 2005 and 2004. Therefore, we did not review your response to these comments or your revised disclosure. Revise to ensure that all balances discussed agree to the balances reported in your financial statements. We will review your response to prior comments 4 through 9 once you have made the appropriate revisions.

ANSWER:

The Form SB-2 has been revised to include financial statements for the years ended December 31, 2005 and December 31, 2004 and the quarter ended March 31, 2006 and March 31, 2005. The balances in our Management Discussion and Analysis and these financial reports should now be in agreement.

Capital Resources and Liquidity, page 15

3.

We note you have removed reference to deferred salaries as a source of liquidity in response to prior comment number 11. We reissue the portion of our prior comment which requests you to explain to us how you are accounting for deferred salaries. Clarify whether you have a liability for unpaid salaries at each reporting date which should be accrued.

ANSWER:

The Company had listed deferred salaries as a source of liquidity as an error. The Company does not account for deferred salaries and pays the employee when services are performed. Currently we have no liability for unpaid salaries.

4.

We note your revised disclosure which includes the statement, you “believe that by being a public entity [you] will be more attractive to the sources of capital.” Explain why you believe that public entities are more attractive to sources of capital than non-public entities. If you cannot support this statement then you should revise to remove it from your liquidity discussion.

ANSWER:	This disclosure has been removed from the Form SB-2.

Critical Accounting Policies

5.

Your response to prior comment number 13 states that “there arc no additional disclosures on accounting estimates that are required in the MD&A section.” Clarify why you believe that your policy for revenue recognition and income taxes does not include any estimates or assumptions that require disclosure pursuant to SEC Release 33-8350, Section V. In this respect, we note that there are assumptions involved when determining whether you should report revenue on a gross or net basis. Tell us how you considered such factors when determining that no disclosure is necessary.

ANSWER:	The Section has been revised to include further discussion of Critical Accounting Policies. Revenues is recognized on the gross basis and expenses are recognized as cost of sales.

Certain Relationships and Related Transactions, page 16

6.

We note your response to prior comment number 14 and your amended disclosure that states “at September 30, 2005, the loan was reclassified as partners capital.” Clarify the following with respect to this reclassification.

•

Clarify why this reclassification was made at September 30, 2005. That is, tell us what caused the characterization of this to change from debt to equity. Provide your analysis that supports this reclassification. Clarify whether this debt included any features that allowed for conversion to equity.

•	Explain why you do not have a liability recorded at December 31, 2004 for this demand note payable.
•

Clarify whether this, amount was properly recorded as debt prior to September 30, 2005. That is, explain whether this reclassification is a correction of an error pursuant to paragraph 13 of APB Opinion 20.

ANSWER:

The reason why the reclassification was made at September 30,2005 is because the majority unit holder of the Subsidiary decided to contribute this payable to capital. This was a decision made by the majority unit holder. The majority unit holder and company did not have a formal arrangement and therefore the unit holder made the decision to reclassify it as partners capital.

There was no liability at December 31, 2004 because there was no loan at that time.

The amount was properly recorded as debt prior to September 30, 2005 and the reclassification is not a correction of an error.

General

7.

We note your response to prior comment number 18 and reissue and clarify the comment. Your response indicates that you have revised the interim financial statements to disclose all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading. However, we cannot locate the affirmative statement that the financial statements have been so adjusted in the footnotes to your interim financial statements pursuant to Item 310(b) (2). Advise or Revise as appropriate.

ANSWER:	We have revised the footnotes to the financial statements in accordance with Item 310(b) (2).

Consolidated Financial Statements as of December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm, page Fl

8.

We note that you made revisions to your financial statements; however, the audit opinion letter did not change. Tell us your consideration for AU Section 530.05 and 561.06a when determining that no change was necessary to the audit opinion.

ANSWER:	We have revised the audit opinion to reflect the correct dates.

Balance Sheet, page F-2

9.

Your response to prior comment number 21 states that you have revised your consolidated financial statements to classify depreciation expense from vending equipment as cost of sales. Tell us whether this reclassification is a correction of an error pursuant to paragraph 13 of APB Opinion 20. If you conclude that it is a correction of an error, tell us how you plan to comply with paragraphs 36 through 38 of APB Opinion 20.

ANSWER:

The reclassification is a correction of an error and has been disclosed in the footnotes to the financial statements as a reclassification, so that the reader of the financial statements is aware that prior submitted financial statements are different. revised the financial statements to include depreciation as cost of This change did not effect net income.

Revenue Recognition, page F-6

10.

Your response to prior comment number 22 states, “the financial statements have been revised to account for revenue on a gross sales basis.” Please address the following with respect to your revenue recognition policy for the sale of chairs.

•

Explain why the gross sale basis is appropriate in accordance with EITF 9919; provide your EITF 99-19 analysis that supports gross accounting. In this respect, it appears that at the time of sale, the chairs are sent directly to customer from the manufacturer. If this is correct, explain why you believe that you act as principal, not an agent, in these transactions.

ANSWER:

The Company has reviewed EITF 99-19 and the following are the reasons the Company uses the gross basis for revenue recognition. The Company acts as a principle in these transactions because customer pays the Company directly. The Company pays the manufacturer for these chairs and considers them inventory until the time of sale. The manufacturer holds the inventory and ships when directed by the Company to do so. The Company does not act as an agent and receives a net amount from the sale.

•

Explain whether the revision to report revenue on a gross basis is a correction of an error pursuant to paragraph 13 of APB Opinion 20. If you conclude that it is a correction of an error, tell us how you plan to comply with paragraphs 36 through 38 of APB Opinion 20.

ANSWER:	The Company did correct its accounting policy to comply and has disclosed the change in the footnotes to the financial statements. The change did not have an effect on net income.

11.

Your response to prior comment number 23 states that you recognize revenue on the gross basis for services performed on the revenue sharing agreements. Provide your analysis of EITF 99-19 which supports gross accounting for these service transactions.

ANSWER:

The Company has reviewed EITF 99-19 and the following are the reasons the Company uses the gross basis for revenue recognition. The Company owns the chairs and installs the chairs where vending occurs. The Company collects the revenue from vending directly and pays the Casino from it.

12.

We note your response to prior comment number 24 and reissue and clarify the comment. Separately disclose your revenue recognition policy from each type of revenue transaction (e.g., vending services, sale of chairs). Your policy disclosure should clearly demonstrate how you evaluate the basic criteria of SAB Topic 13 when determining that revenue is realized and earned. Your policy disclosure should also encompass important judgments relating to revenue recognition. In this respect, we believe your policy should clearly explain whether you act as principal or agent in your transactions and hence, whether you report revenue on a gross or net basis.

ANSWER:	The Company has revised the disclosure to clarify revenue recognition from both sales and vending.

Property and Equipment, page F-6

13.

We note your revisions in response to on prior comment number 26. You should also disclose the estimated useful lives of the vending equipment. In addition, since depreciation expense appears to be significant to your results from operations, you should disclose that depreciation expense is being charged to cost of sales. Revise as appropriate.

ANSWER:	The Company has revised the financial statements to disclose the estimated useful lives of the vending equipment. Depreciation expense on vending is disclosed as being a cost of sales.

Income Taxes, page F-7

14.

We note your revised disclosure in response to prior comment number 19 and reissue and clarify the comment. Indicate whether you are accruing income taxes payable in accordance with paragraphs 19 and 20 of APB 28. In this respect, explain the significance of your subsidiary accounting for income taxes as a limited liability company. Income taxes are required to be reported and disclosed based on your consolidated operations. In addition, your revised footnotes do not include disclosure required pursuant to paragraphs 43 through 49 of SFAS 109. Revise as appropriate to include such disclosures.

ANSWER:

The Company is accruing income taxes payable, if any, in accordance with APB 28. Prior to acquisition, the subsidiary accounted for income taxes as a past thru entity. Post acquisition, the subsidiary changed its accounting policies to be that of the parent company. The Company and subsidiary account for income taxes as a combined entity. The Company has its footnotes in accordance with SFAS 109.

Note 2. Related Party Transactions, page F-7

15.

Your response to prior comment number 20 indicates that your financial statements have been revised to disclose related party loans as of the balance sheet date. However, the footnotes still disclose the loan balance as of March 31, 2005. Therefore, we reissue our prior comment. Revise to disclose the amount due at the balance sheet date. Ensure to revise your interim financial statements as well.

ANSWER:	The Company has revised its disclosure in the footnotes to disclose the amounts as of the balance sheet date.

Compensation in the Form of Stock, page F-7

16.

Your response to prior comment number 15 indicates that you have granted options to purchase your common stock. Revise to disclose whether account for your stock compensation plan pursuant to APB 25 or SFAS 123 and provide the disclosures required by paragraphs 45 through 48 of SFAS 123.

ANSWER:

The Company’s management did not issue the stock option agreement as compensation but for sale. The disclosure regarding compensation in the form of stock was revised to disclose the method of fair value as its valuation method.

Please contact me if you have any further questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
GREGG E. JACLIN